UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     September                      , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date September 26, 2008	By	/s/ Tony Suwarjo
(Signature)
Tony Suwarjo Acting Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL.261/PR110/COM-10/2008
ANNOUNCEMENT
RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS
We hereby announce to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk., (hereafter referred to as “the Company”), that the Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company held on September 19, 2008 in Jakarta, has approved and decided on the following resolutions:
1.	To approve the appointment of Mr BOBBY A.A.NAZIEF as Commissioner with a five (5) year term of office commencing as of the conclusion of this Meeting.

— Henceforth the composition of the Board of Commissioners after the conclusion of the Meeting shall be as follows:

1. President Commissioner	: Mr. TANRI ABENG;
2. Commissioner	: Mr. MAHMUDDIN YASIN;
3. Commissioner	: Mr. BOBBY A.A.NAZIEF;
4. Independent Commissioner	: Mr. ARIF ARRYMAN;
5. Independent Commissioner	: Mr. P. SARTONO.
2.	a.	To approve the extension of the term of the Company’s Board of Commissioners, whose members were elected in the Extraordinary General Meeting of Shareholders dated 10 March 2004, which should expire on March 10 2009 to be extended until the closing of the Company’s Annual General Meeting of Shareholders in 2009.

	b.	To grant authority to the Company’s Board of Directors with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the filling in the vacant position and extension of the term of the Board of Commissioners to the Department of Law and Human Rights of the Republic of Indonesia and register that composition with the Company Registry pursuant to the applicable statutory regulations.
TONY SUWARJO
POH Vice President Investor Relations & Corporate Secretary
For further information please contact:
Investor Relations and Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com